FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica - Telefónica de Contenidos S.A. formalized a purchase agreement with Promotora de Informaciones, S. A. (PRISA)	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

In relation to the Significant Event filed on May 6, 2014, and after the due process of negotiation, Telefónica hereby informs that its subsidiary Telefónica de Contenidos, S.A.U. has today formalized a purchase agreement with Promotora de Informaciones, S. A. (PRISA) for all the shares of Distribuidora de Televisión Digital, S.A. (DTS) owned by PRISA, and representing 56% of the share capital of DTS. The finally agreed price amounts to 750 million euros, subject to customary adjustments at closing.

The closing of this purchase agreement is subject to obtaining the relevant authorization of the competition authorities and to the approval of a representative panel of the banks financing PRISA.

Madrid, June 2, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: June 2, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors